UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 5)

LADISH COMPANY, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

505754200
(CUSIP Number)

David J. Allen, Esquire
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 17, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 505754200  Page 2 of 5 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       3,858,973
Shares
Beneficially  8 Shared Voting Power
Owned by        0
Each
Reporting     9 Sole Dispositive Power
Person          3,858,973
With         10 Shared Dispositive Power
                0

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,858,973 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.6%

14. Type of Reporting Person (See instructions)

BD, PN

Schedule 13D/A

CUSIP No. 505754200  Page 3 of 5 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Corporation
              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        3,858,973
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                3,858,973

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,858,973 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.6%

14. Type of Reporting Person (See instructions)

CO

Schedule 13D/A

CUSIP No. 505754200  Page 4 of 5 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

USA
              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        3,858,973
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                3,858,973

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,858,973 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.6%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 505754200  Page 5 of 5 Pages

Item 1. Security and Issuer

This Schedule 13D/A relates to the Common Stock, par value
$.01 per share (the "Common Stock") issued by Ladish
Company, Inc., a Wisconsin corporation (the "Company"), whose principal executive offices are located at 5481 South
Packard Ave., Cudahy, WI  53310.

Item 4.  Purpose of Transaction

In its Amendment No. 4 to Form 13D filed with the SEC on
March 21, 2003, Grace indicated that it had begun to question the effectiveness of the current board of directors of the Company and was considering various options to improve that effectiveness and maximize shareholder value, including without limitation possible changes in the composition of the board. Grace has recently determined to seek the election of its own slate of six nominees to the board of Directors of the Company.
The election of the board of Directors of the Company will take place at the Company's Annual Meeting of Shareholders scheduled for May 14, 2003 at which the election of seven directors will occur. The six nominees that Grace intends to nominate for election include the following: J. Robert
Peart, Gregg G. Williams, James C. Hill, Robert J. Daniels,
Robert W. Sullivan and Margaret B. Hampton. Ms. Hampton and Mr. Sullivan currently serve on the board of Directors of the Company and are also included on the Company's slate of nominees. Ms. Hampton is an employee of Grace. Mr.
Williams is COO of Williams International, a former customer of the Company. The background and qualifications of the above described nominees are further described in preliminary proxy statement to be filed by Grace with the Securities and Exchange Commission. In connection with its intended solicitation of proxies for the election of directors, Grace has retained MacKenzie Partners, a New
York based proxy solicitor.

Grace seeks to change the composition of the board of Directors in a way which Grace believes will enhance the ability of the board to work cooperatively and independently of management and to maximize shareholder value. Though Grace does not have any current specific plans or proposals to maximizing shareholder value, we have indicated Grace would consider a number of strategic alternatives including a sale of the Company, the exploration of merger and acquisition opportunities, implementation of cost controls and other changes to the Company's business model in an effort to increase profitability and more effectively manage working capital and capital expenditures. Grace does not have any current plan or intention to remove senior management of the Company.

Grace will continue to assess their investment in the Company and the various alternatives available to them to maximize shareholder value. Grace may, depending on market conditions and other factors they deem material, purchase additional Common Stock or dispose of all or a portion of the Common Stock that they now own or any Common Stock they may hereafter acquire.

SIGNATURE

Each of the Filers, after reasonable inquiry and to the best of each of their individual knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2003

GRACE BROTHERS, LTD.


By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

SPURGEON CORPORATION


By: /s/ David J. Allen
Name:  David J. Allen
Its:  Vice President


BRADFORD T. WHITMORE, individually


By: /s/ Bradford T. Whitmore